245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 22, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Hanover Street Trust (the trust): File No. 811-03466 Fidelity Emerging Markets Debt Local Currency Central Fund (the fund(s)) Amendment No. 60

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is an amendment to the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A(s), Part B(s), and Part C for the fund(s) referenced above.

This filing contains the Part A(s) and Part B(s) for Fidelity Emerging Markets Debt Local Currency Central Fund, a new fund of the entity.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group